EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-12

Mercator Minerals Reports First Quarter 2012 Results
Revenues of $65.2 million, a 17% increase over 2011
(All US$ unless otherwise specified)

Vancouver, BC, May 10, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) today announced its financial results for the three months ended March 31, 2012. Revenues in the first quarter 2012 were $65.2 million, an increase of 17% over the first quarter 2010, while gross profit was $17.9 million in the first quarter 2012, an increase of 12% over the comparable three months of 2011. Cash flow from operations (before changes in non-cash working capital items) was $7.1 million in first quarter 2012 as compared to $0.2 million in the same quarter of 2011 and net loss in the first quarter 2012 was $20.5 million ($0.08 per share, basic) or $1.5 million ($nil per share, basic) on an adjusted net income basis*.

“In the first quarter, we were able to overcome operating challenges at the Mineral Park Mine in Arizona and have continued to focus on our controllables: operating safely, increasing throughput, reducing unit costs, and increasing recoveries. We believe continual improvement of our goals will increase our cash flows and improve our financial position,” stated Bruce McLeod, President & CEO of Mercator. “Even with reduced throughput and recoveries in the quarter, we were able to generate positive cash flows at Mineral Park. The recent guidance provided by the Company shows increased metal production for the remaining three quarters, which should allow for even stronger cash flows going forward.”

FIRST QUARTER 2012 HIGHLIGHTS AND SIGNIFICANT ITEMS

●
Copper equivalent production of 20.1 million pounds, comprised of 9.9 million pounds of copper in concentrates and cathode, 2.3 million pounds of molybdenum in concentrates and 211,431 ounces of silver.  Copper equivalent production is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metal prices, including copper hedges.

●	Set a new throughput record averaging 48,666 tons per day (“tpd”) for the quarter.
●	Total cash costs* on a co-product basis were $2.31 per pound of copper produced and $11.75 per pound of molybdenum produced which is, respectively, 8% and 19% lower than the same quarter in 2011.
●	Cash flow from operating activities, before non-cash working capital items, were $7.1 million, or $0.03 per share (basic).
●	On April 5, 2012, Daniel Tellechea was appointed a Director of the Company.

OVERVIEW
$ millions, unless otherwise noted	Three months ended, March 31
	2012	2011	% change
Revenues	65.2	55.8	17%
Gross profit	17.9	16.0	12%
Net loss Loss per share (basic)	(20.5) $(0.08)	(6.2) $(0.03)	230% 167%

Adjusted net income (loss)* Adjusted earnings per share * (basic)	1.5 $nil	(2.8) $(0.02)	153% 100%
Cash flow from operations, before non-cash working capital items	7.1	0.7	914%
Production (million pounds) - Copper - Molybdenum	9.9 2.3	9.5 1.0	4% 130%
Throughput (tons per day)	48,666	29,166	67%
Recoveries (%) - Copper (including oxides) - Molybdenum	72.6 70.9	74.8 54.6	(3%) 30%
Cash costs* on a co-product basis ($/lb) - Copper - Molybdenum	2.31 11.75	2.50 14.48	(8%) (19%)
Average realized prices ($/lb) - Copper (excluding hedges) - Molybdenum	4.06 14.14	4.44 15.65	(9%) (10%)

OPERATING HIGHLIGHTS

Mineral Park Mine
For the quarter ended March 31, 2012, Mineral Park produced 9.9 million pounds of copper and 2.3 million pounds of molybdenum. However, during the fourth quarter of 2011 and the first half of the first quarter 2012, copper production was impacted by lower than expected throughput rates from processing harder ore portions of the Turquoise pit at the mine. At the beginning of 2012, the Company initiated a program of testing the Semi Autogenous (“SAG”) mill circuit grinding capacity and has been successful in identifying the optimized size and quantity of grinding media and operating parameters in the two SAG mills. This has enabled the mill to process a blend of harder ore from the Turquoise pit at the designed throughput rate of 50,000 tpd. From the beginning of the year to February 15, 2012, the average throughput through the mill was 44,748 tpd. After implementing the SAG mill changes, from February 16 to March 31, 2012, the average throughput was 52,650 tpd, thus averaging the daily throughput for the first quarter 2012 to a record of 48,666 tpd.

Recoveries in the first quarter 2012 were 72.6% and 70.9%, respectively for copper and molybdenum, which was lower than expected. The harder ore necessitated blending and processing of stockpiled ore material that had higher than normal oxide levels, which resulted in lower than normal recoveries. However, sulphide recoveries were 82.5% for copper and 74.7% for molybdenum for the first quarter 2012. Processing of the stockpiled partially oxidized ore material has now been completed.

For the three months ended March 31, 2012, Mineral Park invested $2.5 million for property, plant, and equipment. The Company estimates an additional capital spending of approximately $6.5 million for the remainder of 2012 at Mineral Park. These 2012 investments include approximately $3.0 million for the turbine to grid interconnect facility, $1.6 million for crusher hopper modifications, $1.3 million for water treatment facilities, and the remaining $3.1 million for light vehicle / large engine replacements and various sustaining capital requirements.

2012 Mineral Park Outlook

As announced on May 4, 2012, the 2012 mine plan at the Mineral Park mine includes mining through the transition from supergene enriched copper material into primary hypogene copper mineralization. Mining of the transition zone has encountered a lower percentage of higher grade supergene copper mineralization than expected from the mineral resource model, resulting in a lower copper grade from this material than anticipated, while molybdenum grades are unaffected.

Approximately 20 percent of the material expected to be processed under the 2012 mine plan is comprised of transition zone ores.  The Company believes that, as mining passes through the transition zone, copper grade and tonnage reconciliation should better correlate with the block model since the copper grades in hypogene mineralization both within and below the transition zone are less subject to the variability associated with secondary enrichment.  Overall, the transition zone represents a small percentage of the overall mineral resource and the life-of-mine mineral reserves for the Mineral Park Mine.

The Company is presently evaluating the impact on the five year mine plan of mining other areas of the deposit that have a component of similar transitional material. As there is less transitional material post-2012, it is expected to have less impact on production in 2013 and beyond. Once fully assessed, the Company will provide updated future guidance.

As a result of the lower head grade currently being mined in the transition zone, the impact of the previously discussed harder ore and the high oxide material processed through the mill in the first quarter 2012, the Company has revised its 2012 production guidance. The revised guidance is also based on the 50,000 tpd average throughput for the balance of the year:

	Q1-2012 Actual	Q2 to Q4-2012 Forecast	Total 2012
Copper in concentrate (million lbs) Copper cathode (million lbs) Total Copper	9.0 0.9 9.9	30.0 2.7 32.7	39.0 3.6 42.6
Molybdenum in concentrate (million lbs)	2.3	8.1	10.4
Silver (000 ounces)	211	335	546
Copper equivalent (1) (million lbs)	20.1	69.5	89.6
Milled tons (millions)	4.4	13.7	18.1
Average copper grade	0.140%	0.137%	0.138%
Average molybdenum grade	0.036%	0.039%	0.039%
Average copper recoveries	72.6%(2)	80.0%	78.3%
Average molybdenum recoveries	70.9%(2)	75.0%	74.1%
(1)	All references to copper equivalent production is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metals prices.
(2)	Recoveries are lower in Q1/12 as a result of processing partially oxidized ore stockpiles, which stockpiles have been fully depleted.

The focus for 2012 is to continue to achieve constant improvement in order to maximize cash flow generation. As such, the mine, through a program of non-capital optimization initiatives, has developed goals to: (1) increase throughput rates to beyond 50,000 tpd, (2) lower cash costs* of copper to $2.20 per pound and molybdenum to $10.00 per pound, and (3) sustain recovery rates of 80% for copper and 75% for molybdenum.

El Pilar Project
The Company has concluded that, given the present financial market conditions, a reasonable financing package is not currently available for the Company’s wholly-owned El Pilar copper project in Sonora, Mexico. The project is well advanced and has obtained all the permits required to commence construction, but until financing is obtained, the Company will defer further capital funding for the project.

“The El Pilar project is a very attractive project that would propel Mercator into the next tier of base metal producers, however, we have always stated that a financing package to construct El Pilar must be value accretive for shareholders,” stated Bruce McLeod, President & CEO of Mercator. “At present, we are not able to deliver a financing agreement that is in the best interests of shareholders. With a short 15-month construction timetable to build El Pilar, we can quickly reactivate the process to advance the project when market conditions improve.  Our focus is on continuing to improve operations at Mineral Park to generate stronger cash flows, while continuing to evaluate accretive financing options for the construction of El Pilar.”

On November 9, 2011, the Company filed the El Pilar Feasibility Study, a National Instrument 43-101 (“NI 43-101”) compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The El Pilar Feasibility Study supports the case for the development of a robust, economically feasible copper project at the Company’s wholly owned El Pilar project in northern Mexico and indicated a net present value (“NPV”) after-tax, discounted at 8%, of $335.3 million; internal rate of return (“IRR”), after-tax, of 35.7%; and payback period of 1.7 years. The project has an expected average life of mine total cash costs* are $1.37 per pound of payable copper, offers low capital intensity with initial capital of $245.0 million to produce life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode.  The 12-year mine life is expected to produce total copper production of 881.7 million pounds. This study is assumes $3.83/lb copper price per pound Year 1, $3.44/lb Year 2, $3.14/lb Year 3 and $2.60/lb for the remaining life of mine, averaging $2.82/lb copper over the life of mine.

The El Pilar Feasibility Study identified further opportunities to improve the project’s economics, including reducing the lift height on the leach pad from six meters to three meters. The Company expects to release an optimized feasibility in 2012, which should capture the benefits of the shorter lift heights.

El Creston Project
El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. Based on a December 2010 preliminary economic assessment (PEA) study, the El Creston project is expected to generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The PEA, which used price assumptions of $15.00 per pound of molybdenum and $2.60 per pound of copper, also indicated that the project could generate a NPV at an 8% discount rate of $562 million and an IRR, after tax, of 22.3%.  The Company expects to file an updated NI 43-101 technical report on El Creston in the second half of 2012, after which a decision on the development timetable for the El Creston project may be made.

Financial Statements and Management Discussion & Analysis (MD&A)
This news release is prepared as at May 10, 2012 and should be read in conjunction with the MD&A and Financial Statements for the three month period ended March 31, 2012 which has been posted on Mercator’s website (www.mercatorminerals.com/s/FinancialStatements.asp) and on SEDAR (www.sedar.com) under the Company’s profile.

Alternative Performance Measures
This press release refers to “cash costs” and “adjusted net income” which are not performance measures recognized as having a standardized meaning under IFRS. We disclose these performance measures (marked with an *), which have been derived from our financial statements on a consistent basis, because we believe they are of assistance in understanding our results of operations and financial position and are meant to provide further information about our financial results to investors. These performance measures may not be comparable to similar data presented by other mining companies. This information should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS. Readers should refer to “Alternative Performance Measures” section on page 22 of the MD&A for additional information on these measures.

Webcast/Conference Call
Mercator’s senior management will hold a conference call and a live audio webcast on Friday May 11, 2012 at 10:30 a.m. Pacific time to discuss results for the first quarter 2012. To participate in the call, dial 877-440-9795 (North America) and 800-2787-2090 (International). To listen to the live webcast, visit http://www.gowebcasting.com/3325. A presentation will accompany the call and will be available on the company’s website under investor relations, presentations.

An archived recording of the conference call will be available for playback after the event until May 26, 2012 by dialling 1-800-408-3053 (North America), 800-3366-3052 (International) with conference passcode 7134461#.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release of has been prepared under the supervision of, and its disclosure has been reviewed by the following who are deemed to be Qualified Persons under NI 43-101: Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park Mine, Mike Broch, BSC Geology, MSSC Economic Geology, FAusIMM, the Company’s Vice-President, Exploration and Evaluations and Dave Visagie, P.Geo., the Company’s Exploration Manager.

*Refers to Alternative Performance Measures as discussed on page 4 of this press release.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size, grade and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; (3) the milling operations at Mineral Park will continue to be viable, operationally and economically; (4) the financing, construction and operation of the El Pilar Project will proceed as expected; and (5) any additional financing needed will be available on reasonable terms. The Company’s ability to progress the El Pilar and El Creston projects towards a construction decision and eventually into production is dependent on the Company’s ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “guidance”, “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.